Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Graf Global Corp.

Commission File No.: 001-42142

Date: July 6, 2026

On July 6, 2026, Los Angeles Business Journal published the following press release regarding the previously disclosed Business Combination Agreement, dated as of June 12, 2026, by and among Graf Global Corp., BIG3 HoldCo LLC and Halfcourt Holdco, Inc., among other parties:

Ice Cube’s 3-on-3 Basketball League to Go Public

Entertainer O’Shea Jackson set to take his Sherman Oaks-based professional three-on-three basketball league Big3 Holdco public in a reverse merger.

By Christina Chkarboul

July 6, 2026

NEW YORK, NY - JANUARY 11: Ice Cube attends a press conference announcing the launch of the BIG3, a new, professional 3-on-3 basketball league, on January 11, 2017 in New York City. (Photo by Michael Loccisano/Getty Images for BIG3)

Entertainer O’Shea Jackson – known to most as Ice Cube – will soon take his Sherman Oaks-based professional three-on-three basketball league Big3 Holdco public in a reverse merger.

The rapper and actor co-founded Big3 with entertainment industry executive Jeff Kwatinetz in 2017, putting former National Basketball Association greats head-to-head with international players.

The league, now in its ninth season, will become the first publicly listed sports league after closing its business combination with the Texas-based special purpose acquisition company Graf Global Corp. The deal values Big3, which will list as Big3 Basketball Holdings, Inc. under the ticker “TONT,” at $290 million.

“Leading a new generation of emerging sports, Big3 connects basketball to culture, fans and our team communities. Going public is our next step,” Jackson said in a statement within the release. “This lifts us to a bigger stage, accelerates our international potential and gives our fans a way to grow with us, support us and participate in our success.”

In a statement to the Business Journal, co-founder Kwatinetz said going public is all about “access.”

“Sports has become one of the hottest asset classes in the world, but unless you’re a billionaire, you can’t participate,” he said. “The public markets let us democratize ownership and build a broader base of longterm believers.”

Breaking the mold

Private equity firms and sovereign wealth funds are aggressively buying stakes in top teams worth an average of $7 billion each today, up 22% from 2024, according to Forbes data. The L.A. Lakers have seen their valuation nearly double over the last five years, from $5.5 billion in 2021 to $10 billion as of the latest estimate.

Despite explosive growth in valuations, major teams and leagues tend to stay in private hands. While going public could offer liquidity and access to capital, tradeoffs include tighter regulations and pressure to deliver on short-term shareholder expectations.

Big3’s push into the public markets is unique but could “deliver uncorrelated returns over time,” said James Graf, chief executive of Graf, in a release. His company had been searching for an acquisition target since it launched on the New York Stock Exchange in 2024.

“(Jackson) and Jeff have been visionaries on what audiences want and we believe in their ability to deliver the ‘next big thing’ again as they have done repeatedly over the years,” Graf said. “We have high hopes for where they can take Big3 in the future as a well-capitalized public company.”

‘Demand is there’

Having garnered more than 550,000 average viewers on CBS and participation from the likes of former Lakers player and NBA champion Dwight Howard, Big3 sees itself at an inflection point, Kwatinetz said. The eight-team league’s biggest growth opportunities are in media rights, global expansion, and sponsorship and licensing, he said.

“Internationally, basketball is one of the three sports that truly travels globally, and we’re in discussions about creating Big3 Asia. We’ve played in London, Toronto, the Bahamas and the demand is there,” Kwatinetz said. “We believe we can ultimately build toward a global World Cup of 3on3.”

The reverse merger is expected to close in the fourth quarter, requiring at least $50 million in net cash after all investors who want to pull their money out of the SPAC are paid. To ensure higher-than-expected redemptions don’t derail the deal, Big3 has back-up financing plans, Kwatinetz said.

“We’re in active discussions on strategic partnerships and revenuebacked financing tied to our media and international expansion,” he said. “The SPAC is a catalyst, not a lifeline.”

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.